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                             October 6, 2023

       Safra Catz
       Chief Executive Officer
       Oracle Corporation
       2300 Oracle Way
       Austin, Texas 78741

                                                        Re: Oracle Corporation
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Response Dated
September 19, 2023
                                                            File No. 001-35992

       Dear Safra Catz:

              We have reviewed your September 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21,
       2023 letter.

       Form 10-K for Fiscal Year Ended May 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       35

   1. We note your response to prior comment 2. Please further address the following:

                                                              Your response
that you have not seen or identified any material indirect
                                                            consequences of
climate-related regulation or business trends appears conclusory in nature. In this
regard, we note disclosure in your Form 10-K cited in response to prior comment 1,
including that    Regulatory, market, and competitive pressures regarding
                                                            the greenhouse gas
emissions and energy mix for our data center operations may also
                                                            grow,    and on
page 4 regarding increased customer demand for Oracle Cloud
                                                            Services. Tell us
more about how you evaluated the indirect consequences of climate-
 Safra Catz
Oracle Corporation
October 6, 2023
Page 2
              related regulation and business trends and how you concluded they are not material, providing support for your determinations.

                According to your response, you (i) believe customers purchase your products and services for a wide variety of reasons, (ii) do not believe you have experienced decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, (iii) have not identified emissions as a driver of demand, (iv) are not aware of energy efficiency being a primary consideration, and (v) are not able to isolate the extent to which any single
              factor affects customers    decisions. Tell us more about your
actual experience
              regarding climate-related changes in demand and competition, including how you have identified or become aware of them. Explain the difficulty you have experienced in isolating climate-related factors from the other factors noted in your response, and tell us how you considered disclosing the related uncertainties in evaluating climate-
              related business trends.

                Your response indicates that you believe your offerings could support customers achievement of environmental sustainability goals, both through transition to the cloud and through various cloud solutions. We also note disclosure on page 5 of your
              Form 10-K indicating that cloud service revenues represented 32%, 25%, and 22% of total revenues in fiscal 2023, 2022, and 2021. Tell us how you evaluated the materiality of these potential opportunities for purposes of disclosure.

                Your response indicates that your cloud services used 81% renewable energy in 2023, with the goal of reaching 100% renewable energy across your commercial portfolio by the end of 2025. Provide us with additional information regarding the steps you have taken and expect to take in connection with your renewable energy goal. Include quantification of the costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.
2. Your response to prior comment 3 indicates that (i) your properties and operations experienced limited weather-related impacts during the periods covered by the Form 10-K and (ii) you did not identify any weather-related impacts on your customers or suppliers during these periods that had a material impact on your operations or results. Please provide more information regarding these impacts on you, your customers, and your suppliers and tell us how you evaluated materiality, including by providing the quantification
FirstName             requested
           LastNameSafra     Catzby our prior comment.
Comapany
3.         NameOracle
       We note            Corporation
                 your response to prior comment 4 and reissue it in part. Please provide the quantitative information
October 6, 2023 Page 2           requested by our comment for future periods.
FirstName LastName
 Safra Catz
FirstName  LastNameSafra Catz
Oracle Corporation
Comapany
October    NameOracle Corporation
        6, 2023
October
Page 3 6, 2023 Page 3
FirstName LastName
      Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-
3047 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Maria Smith